Exhibit 99.1

February 2, 2023

Nova Scotia Power receives decision on rate settlement agreement

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated August 12, 2021 to its short form base shelf prospectus dated August 5, 2021

HALIFAX, Nova Scotia –Emera Inc. (TSX: EMA) announced today that its wholly-owned subsidiary, Nova Scotia Power (NS Power), has received the Nova Scotia Utility and Review Board’s decision, which substantially approves NS Power’s previously announced rate settlement agreement.

NS Power filed the settlement agreement for its 2022-2024 General Rate Application (GRA) on November 25, 2022. The settlement, which addresses both fuel and non-fuel rates, was reached between NS Power, key customer representatives, and other stakeholders.

Information on the UARB decision can be found at www.nspower.ca/gra or on the UARB website.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera and NS Power to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s and NS Power management’s current beliefs and are based on information currently available to Emera management and to NS Power management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s and NS Power’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s and NS Power’s securities regulatory filings, including under the heading “Enterprise Risk and Risk Management” in Emera’s and in NS Power’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s and to NS Power’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

About Emera Inc.

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $36 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

About Nova Scotia Power

Nova Scotia Power Inc. is a wholly-owned subsidiary of Emera Inc. (TSX-EMA), a diversified energy and services company. Nova Scotia Power provides 95% of the generation, transmission and distribution of electrical power to approximately 540,000 residential, commercial and industrial customers across Nova Scotia. The company is focused on new technologies to enhance customer service and reliability, reduce emissions and add renewable energy. Nova Scotia Power has over 2000 employees and $4.5 billion in operating assets. Learn more at www.nspower.ca.

Media:

Dina Seely

Emera Inc.

902-428-6951

media@emera.com